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The Fund changed the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Amounts have been reclassified to reflect a decrease in paid-in capital of $102,000, a decrease in accumulated net realized gain on investments of $101,806, and an increase in undistributed net investment income of $203,806.